Mail Stop 4561

July 3, 2008

Kevin M. Carney
Chief Financial Officer
Website Pros, Inc.
12735 Gran Bay Parkway West,
Building 200
Jacksonville, FL 32258

> **Re:** **Website Pros, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Form 8-K Filed May 12, 2008**
> **File No. 000-51595**

Dear Mr. Carney:

We have reviewed your response letter dated June 13, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 29, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	Please note that the Tandy representations should come directly from the Company. Please provide these representations in a separate letter from the Company in your next response. Alternatively, please confirm that your legal counsel acted as your agent when making the representations in the letter dated June 13, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounting for Purchase Business Combinations, page 39

2.      We note your response to prior comment number 3.  Please explain to us how you intend to comply with Regulation 436(b) of Regulation C in future filings.  As part of your response, please describe the nature and extent of involvement of the third-party in your decision-making process over the valuation of the assets acquired in business combinations.

Form 8-K Filed May 12, 2008

Exhibit 99.1

**3.**      You indicate several times in your response to prior comment number 12 that the items excluded from your non-GAAP measures are excluded because they are not reflective of "ongoing" operating results.   It is unclear to us why these items are not included in your "ongoing" operations.  For example, it is unclear why you believe the exclusion of recurring charges relating to the amortization of acquired intangibles is not part of your ongoing operating results when certain of the intangible assets you are amortizing are integral to your revenue generating activities. Similarly, it is unclear why stock-based compensation is not "ongoing" considering that offering employees equity instruments appears to be a key performance incentive.  While we note that these costs may be subject to only limited management influence or control over the short term, they nonetheless appear to represent part of your operating results.  In view of this, it appears that references to "ongoing" operations may not be appropriate in this context.  Please explain your basis for concluding that these costs are not part of your ongoing operations.  As part of your response, please provide us with proposed disclosures which address Question 8 of the FAQ.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

     You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Senior Staff Attorney, at (202) 551-3457.  If you need further assistance, you may contact me at (202) 551-3451.


               Sincerely,


               Mark Kronforst
               Accounting Branch Chief